SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SMART Modular Technologies (WWH), Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Ordinary Shares, $0.00016667 par value
(Title of Class of Securities)

G82245 10 4
(CUSIP Number of Class of Securities Underlying Options)

Ann T. Nguyen
General Counsel
SMART Modular Technologies (WWH), Inc.
39870 Eureka Drive
Newark, CA 94560
(510) 623-1231
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
Michael Nordtvedt
Wilson Sonsini Goodrich & Rosati
Professional Corporation
701 Fifth Avenue, Suite 5100
Seattle, WA 98104
(206) 883-2500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$4,541,084	$253.40

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 3,446,561 ordinary shares of Issuer having an aggregate value of approximately $4,541,084 as of July 9, 2009 will be exchanged or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a modified Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of the value of the transaction.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$253.40
Form or Registration No.:	Schedule TO
Filing party:	SMART Modular Technologies (WWH), Inc.
Date filed:	August 27, 2009
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

Item 4. Terms of the Transaction
Item 12. Exhibits
SIGNATURE
INDEX TO EXHIBITS

     This Amendment No. 4 (“Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on August 27, 2009, as amended by Amendment No. 1 (“Amendment No. 1”) to Schedule TO filed on September 2, 2009, Amendment No. 2 (“Amendment No. 2”) to Schedule TO filed on September 16, 2009 and Amendment No. 3 (“Amendment No. 3”) to Schedule TO filed on September 23, 2009, by SMART Modular Technologies (WWH), Inc., an exempted company incorporated under the laws of the Cayman Islands (the “Company”). The Schedule TO, as amended, relates to the offer by the Company to exchange (the “Exchange Offer”) options to purchase up to an aggregate of 3,446,561 ordinary shares of the Company, whether vested or unvested, that (i) were granted before August 6, 2008 with an exercise price higher than $4.20; (ii) were granted under the SMART Modular Technologies (WWH), Inc. 2006 Amended and Restated Stock Incentive Plan (“Plan”); and (iii) are held by eligible option holders (the “Eligible Options”).
     Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO.
Item 4. Terms of the Transaction.
      Item 4 of the Schedule TO is hereby amended to add the following sentences: The offer expired on September 25, 2009 at 5:00 p.m., Pacific Time. Options to purchase 2,449,645 ordinary shares of the Company were tendered for cancellation. In exchange for such options, the Company will grant new options to purchase 1,864,408 ordinary shares of the Company. The exercise price per share of the new options granted in the offer will be the closing price per share of the Company’s ordinary shares as reported by The NASDAQ Global Select Market on September 28, 2009.
Item 12. Exhibits.
     The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Schedule TO, as amended, is true, complete and correct.

SMART MODULAR TECHNOLOGIES (WWH), INC.
/s/ Ann T. Nguyen
Ann T. Nguyen
General Counsel

Date: September 28, 2009

INDEX TO EXHIBITS

Exhibit
Number	Description
(a)(1)(A)†	Offer to Exchange Certain Outstanding Options for New Options, dated August 27, 2009.
(a)(1)(B)†	E-mail to all Eligible Employees from Iain MacKenzie, dated August 27, 2009.
(a)(1)(C)†	Summary of Option Exchange Program.
(a)(1)(D)†	Election Form.
(a)(1)(E)†	Confirmation of Receipt of Election Form.
(a)(1)(F)†	Form of Reminder E-mail.
(a)(1)(G)†	Instructions Forming Part of the Terms and Conditions of the Offer.
(a)(1)(H)†	Agreement to Terms of Election.
(a)(1)(I)†	Option Exchange Program Summary / Q&A.
(a)(1)(J)††	E-mail to all Eligible Employees, dated September 22, 2009.
(a)(1)(K)††	Supplement to Election of Eligible Options Form.
(b)	Not applicable.
(d)*	The SMART Modular Technologies (WWH), Inc. 2006 Amended and Restated Stock Incentive Plan and forms of agreements thereunder, incorporated herein by reference to Exhibits 10.2 and 10.3 to the Company’s registration statement on Form S-1/A, filed with the SEC on January 10, 2006.
(g)	Not applicable.
(h)	Not applicable.

†	Incorporated by reference to the Schedule TO filed by the Company on August 27, 2009, as amended.

††	Incorporated by reference to Amendment No. 3 to Schedule TO filed by the Company on September 23, 2009.

*	Previously filed.